UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission file number: 001-38423

SUNLANDS TECHNOLOGY GROUP

(Exact Name of Registrant as Specified in Its Charter)

Building 4-6, Chaolai Science Park, No. 36

Chuangyuan Road, Chaoyang District

Beijing, 100012, the People’s Republic of China

+86-10-52413738

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sunlands Technology Group

Date:	October 04, 2021	By:	/s/ Lv Lu
			Name:	Lv Lu
			Title:	Chief Financial Officer